

06006247

UNITED STATES
IRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viant Capital LLC

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

847 Sansome Street, 3rd Floor

(No. and Street)

San Francisco,   CA   94111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott T. Smith   415-820-6105

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – if individual, state last, first, middle name)

2977 Ygnacio Valley Road, #460   Walnut Creek, CA 94598
(Address)   (City)   (State)   (Zip Code)

PROCESSED
JUN 1 4 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
MAR 0 6 2006
WASH. D.C. 152
PROCESSING SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Scott T. Smith _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Viant Capital, LLC _____ , as of _____ December 31 _____ , 20 05 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, *Scott Smith*, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ 27th _____ day of ___ Febru ___, 2006
at San Francisco, California

_____
Scott Smith
Viant Capital LLC

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2005

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Members
Viant Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Viant Capital LLC as of December 31, 2005 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 9, 2006

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash in bank	$	206,793
Accounts receivable		58,170
Prepaid rent and insurance		46,689
Furniture and equipment, net of accumulated depreciation of $45,264		38,082
Total Assets	$	349,734

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities		171,336
Company equity:		
Contributed capital, net of accumulated withdrawals		(388,100)
Cumulative earnings		566,498
Total Company equity		178,398
Total Liabilites and Company Equity	$	349,734

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Fees and commissions earned	5,083,905
Expenses	
Salaries	1,985,439
Officer compensation	1,186,174
Commission expense	532,388
Payroll taxes	104,782
Insurance	162,952
Rent	199,786
Professional fees:	
Legal	322,394
Other	40,915
Consultants	35,152
Office expense	25,711
Subscriptions and data services	54,504
Marketing	3,346
Telephone and communication	31,504
Regulatory fees	16,906
Employee expenses, net of recoveries of $158,968	172,677
Recruiting and professional development	72,386
State fees	20,578
Depreciation	25,824
Other	12,448
	5,005,866
Net income	$ 78,039

The accompanying notes are an integral part of these financial statements.

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2004	$(130,860)	$ 488,459	$ 357,599
Net income	-	78,039	78,039
Contributions, net of withdrawals	(257,240)	-	(257,240)
Balance - December 31, 2005	$(388,100)	$ 566,498	$ 178,398

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:		
Net income	$	78,039
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Depreciation expense		25,824
Changes in operating assets and liabilities:		
Decrease in accounts receivable		17,658
Lease deposits and prepaid expenses		(3,717)
Decrease in accounts payable and accrued liabilities		(739,235)
Net cash provided by operating activities		(621,431)
Cash flows from investing activities:		
Purchase of funiture and equipment		(11,487)
Net cash used in investing activities		(11,487)
Cash flows from financing activities:		
Net capital withdrawals		(257,240)
Net cash used in financing activities		(257,240)
Net decrease in cash		(890,158)
Cash at beginning of year		1,096,951
Cash at end of year	$	206,793

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business
Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The principle estimate is associated with the valuation of the accounts receivable for services performed.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $100,000. At December 31, 2005, the cash balance in the bank account exceeded the FDIC insured by $106,793.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 4.83 to 1 at December 31, 2005. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2005, the Company had net capital as defined of $35,457, which exceeded the minimum requirement of $11,422. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3.   Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4.   Lease Commitment

In late 2003, the Company entered into two lease commitments as follows:

New Leases	Security Deposits	Monthly Payment	Term
San Francisco	$22,945	2004: $6,884 2005: $7,266 2006: $7,648	November 15, 2003 to December 31, 2006
New York	$14,000	Varies with space	30 days "month to month"

5.   Income Taxes

There is no federal income tax liability for the Company at December 31, 2005. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$12,590 was recognized in 2005 for California Franchise Tax expense. The California tax is based on gross receipts.

The Company was a corporation through November 12, 2003. Beginning November 13, 2003, the Company's form was changed to a limited liability company or LLC.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Company equity	$ 178,398
Less non-allowable assets	
Accounts receivable	(58,170)
Prepaid rent and insurance	(46,689)
Net furniture and equipment	(38,082)
Net capital	35,457
Greater of 6-2/3% of aggregate indebtedness ($171,336) or $5,000	11,422
Net capital in excess of requirement	$ 24,035
Ratio of aggregate indebtedness ($171,336) to net capital ($35,457)	4.83 to 1

(required to be less than 15 to 1)

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2005 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 163,686	$ 31,381	5.22 to 1
Net changes in assets and liabilities	7,650	4,076	
Per statements as finalized	$ 171,336	$ 35,457	4.83 to 1

VIANT CAPITAL LLC
Schedule II, III, and IV
December 31, 2005

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2005, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2005.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2005.

- 9 -

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Viant Capital LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION

February 9, 2006

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _San Francisco_ } ss.

On _2/27/06_ before me, _John N. Minjiras, Notary public_,
    (Date)   Name and Title of Officer (e.g. "Jane Doe, Notary Public")

personally appeared _Scott Taylor Smith_,
                         Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

JOHN N. MINJIRAS
COMM. #1399027
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Mar. 5, 2007

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

_____
Signature of Notary Public

————————————— OPTIONAL —————————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer

Signer's Name: _____

☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

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